Item 77C  Submission of matters to a vote of security holders

1. A Special Meeting of Shareholders ("Meeting") of the Munder International Equity Fund ("International Equity Fund"), a series of Munder Series Trust ("MST"), was held on December 4, 2012.

The purpose of the Meeting was to ask shareholders to consider the following proposal, which was more fully described in the Proxy Statement/Prospectus dated October 19, 2012:

Proposal 1. RESOLVED, that an Agreement and Plan of Reorganization providing for, among other things, (a)the acquisition of all of the assets of the Munder International Equity Fund ("International Equity Fund"), a diversified series of Munder Series Trust, by the Munder International Fund-Core Equity ("Core Equity Fund"), a diversified series of Munder Series Trust, in exchange for corresponding or designated shares of the Core Equity Fund having an aggregate value equal to the net asset value of the International Equity Fund and the assumption by the Core Equity Fund of all liabilities of the International Equity Fund and (b) the subsequent liquidation, termination, and dissolution of the International Equity Fund, in the form attached as Appendix D to the Proxy Statement/Prospectus dated October 19, 2012, be and hereby is approved and adopted in all respects.

The results of the votes are set forth below:

Proposal 1	No. of Shares
For	1,562,294
Against	21,390
Abstain	44,264